[Chinese Characters]
[LOGO] China Southern Airlines Company Limited

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

Announcement of the Board of the Directors of
China Southern Airlines Company Limited

The Company and all its Directors hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission herein contained.

China Southern Airlines Company Limited (the “Company”) hereby announces that the Company, as a lessee, has entered into an aircraft lease agreement (the “Lease Agreement”) with Sale Ireland Limited, as a lessor. Sale Ireland Limited is incorporated in Ireland and a wholly-owned subsidiary of Singapore Aircraft Leasing Enterprise (“SALE”). To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Sale Ireland Limited and its ultimate beneficial owners are third parties independent of the Company and connected persons (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”)) of the Company, and are not connected persons of the Company. Pursuant to the Lease Agreement, Sale Ireland
Limited will lease five new Airbus A320-200 aircraft (the “Aircraft”) for a term of eleven years and eight months (which may be extended to twelve years subject to further agreement by both the Company and Sale Ireland Limited).

The Aircraft will be delivered in stages to the Company from February 2006 to May 2006. The rent for the Aircraft has been determined after arm’s length negotiation between the parties and will be funded wholly by the Company’s internal resources. The Aircraft will replace the five MD82 aircraft which will cease operation as scheduled.

In compliance with the requirements under the Company Law of the People’s Republic of China and article 134 of the articles of association of the Company, a total of 12 out of the 14 Directors participated in considering and approving by written confirmation the Lease Agreement and the transactions contemplated thereunder.

The board of directors of the Company believes that the Aircraft to be leased by Sale Ireland Limited to the Company will enable the Company to expand its flight network, improve the constitution of its aircraft fleet, lower the operating costs and further enhance its competitiveness and operating capability. The Directors further believe that the terms and conditions of the Lease Agreement and all transactions contemplated thereunder are fair and reasonable and in the interests of the Company’s shareholders as a whole.

By Order of the Board of
Su Liang
Company Secretary

Guangzhou, the People’s Republic of China
December 9, 2005

As at the date of this notice, the Directors of the Company include Liu Shao Yong, Liu Ming Qi, Peng An Fa, Wang Quan Hua, Zhao Liu An, Zhou Yong Qian, Zhou Yong Jin, Xu Jie Bo, Wu Rong Nan and Si Xian Min as executive Directors; and Simon To, Peter Lok, Wei Ming Hai, Wang Zhi and Sui Guang Jun a independent non-executive Directors.